Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA email

October 18, 2018

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:            Lincoln Life Variable Annuity Account N of
The Lincoln National Life Insurance Company
Post-Effective Amendment No. 1 (the "Amendment")
File No. 333-222786 Lincoln Level Advantage® Advisory Class Variable Annuity

Dear Mr. Zapata:

Attached is a courtesy copy of the above-referenced post-effective amendment filed on October 18, 2018. The Amendment introduces a new prospectus for the Lincoln Level Advantage® Advisory Class variable annuity ("Advisory Class Contracts") to the above-referenced registration statement. The filing consists of a black-lined prospectus and Statement of Additional Information.

The Advisory Contracts are not substantially different than the Lincoln Level AdvantageSM B Class contract ("B Class Contract") currently offered under the registration statement. The registration statement and the B Class Contract were previously reviewed within the Disclosure Review and Accounting Office. Accordingly, we request that the Amendment be given selective review pursuant to IM Guidance Update, No. 2016-06, dated December 2016.

The enclosed prospectus and Statement of Additional Information for the Advisory Contracts are blacklined to reflect the material differences between them and the B Class Contracts.

The material differences that are reflected in the Advisory Contracts are as follows:

1.	The mortality and expense risk charges for the Advisory Class Contracts are lower than those for the B Class Contracts.
2.	The Advisory Class Contracts do not have surrender charges. The B Class Contracts have surrender charges that range from 3% to 7% over a 6-year period.
3.
The Advisory Class Contracts are sold by unaffiliated selling firms, and no compensation is paid in connection with their sale. The B Class Contracts are sold by affiliated broker/dealers on a commission basis.

Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,
Scott C. Durocher